Amendment to Investment Advisory Agreement dated July 31, 1996 between Bankers Finance Advisors, LLC and Mosaic (formerly GIT)
Income Trust

Effective May 12, 1997, the first paragraph of Section 6 of the Agreement shall be and hereby is revised to reflect the addition of the Mosaic Bond Fund pursuant to shareholder vote on May 29, 1997 to read as follows:

	"6. Compensation to the Advisor. For its services hereunder, the Trust shall pay to the advisor a management fee equal to five-eighths (5/8) percent per annum of the average daily net assets of each of the portfolios of the Trust other than the Mosaic Bond Fund. As of this date, such management fee shall be payable hereunder with respect to the portfolios comprising the following series of shares: The Government Fund Shares and the High Yield Fund Shares. With respect to the Mosaic Bond Fund series of shares, the Trust shall pay to the advisor a management fee equal to one-half (1/2) percent per annum of the average daily net assets of such portfolio. Such fees shall be payable monthly as of the last day of the month and shall be the sum of the daily fees calculated as one-three hundred sixty-fifth (1/365), except in leap years one-three hundred sixty-sixth (1/366), of the annual fee based upon each portfolio's assets calculated for the day."